Mail Stop 3561

									December 30, 2005


Ms. Kathleen Mason
Chief Executive Officer
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

      Re:	Tuesday Morning Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 9, 2005
      File No. 0-19658

Dear Ms. Mason:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 21

1. In future filings, please revise your discussion of critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also provide an analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please see SEC Release No. 33-8350.

Results of Operations, page 22

2. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in revenues from fiscal year 2002 to 2003 was partially due to a 2.9% increase in comparable store sales. Please explain in reasonable detail the reasons why comparable store sales increased, including the factors that caused the increase in comparable store transactions and average annual sales per store. See SEC Release No. 33-8350.

3. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify, where possible, the incremental impact of each individual business reason on the overall change. In doing so, please quantify in dollars:

* changes in comparable store sales and non-comparable store sales within your analysis and discussions of net sales;

* changes in material cost of sales expenses, such as merchandise and distribution costs, within your analysis and discussions of gross profit; and

* changes in material selling, general and administrative expenses, such as labor, occupancy, and advertising costs, within your analysis and discussions of selling, general and administrative expenses.

Please refer to Item 303(a) of Regulation S-K and SEC Release No.
33-
8350.

4. We note that you disclose on page 24 the per-share impact of certain material and/or infrequently occurring items, including the redemption premium and non-cash write-off of unamortized financing costs. Please tell us why you believe you are permitted to include this non-GAAP measure in your filing considering Question 11 of the
SEC`s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available on our website at www.sec.gov. If you believe inclusion of this measure in your filing is appropriate, please explain how the measure is used by management and in what way it provides meaningful information to investors. Also, ensure you provide a reconciliation of the measure to the GAAP EPS figure.



Disclosure Control and Procedures, page 29

5. We note your disclosure that your management, including your principal executive and financial officers, concluded that your disclosure controls and procedures were effective in ensuring that material information required to be disclosed in your filing was recorded, processed, summarized, and reported within the time periods specified in the SEC`s rules and forms. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Report of Independent Registered Public Accounting Firm, page F-2

6. Please file a revised audit report that refers to the standards as opposed to "auditing standards" of the Public Company Accounting Oversight Board (United States). Please refer to Commission Release
34-49707 dated May 14, 2004 and PCAOB Release 2003-025
(particularly
Section B.2) issued December 17, 2003. The amendment should set forth the entire text of Item 15 and the certifications required by
Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Notes to Consolidated Financial Statements, page 7

7. We note your disclosure on page 7 regarding the correction of a lease accounting error and that the cumulative effect of the error was recorded in the first quarter of 2005. Please tell us when (the date) and how you detected the error.  Please also tell us your basis
for recording the cumulative effect of the error in income during the
first quarter rather than reporting the error as a prior period adjustment in accordance with paragraph 38 of APB 20 and paragraph 18 of APB 9. In particular, please provide us with your qualitative and quantitative assessment of materiality for the related quarterly and annual periods presented in your Form 10-Q for the quarterly period ending March 31, 2005 and the previous Form 10-K which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts. Refer to
SAB Topics 5:F and 1:M. Please also confirm that, with the exception of the disclosed rent holiday error, you have always been in compliance with the remaining lease accounting guidance set forth in the February 7, 2005 letter from the Office of the Chief Accountant.


Form 8-K filed July 21, 2005

8. We note that you disclose net income and diluted earnings per share excluding the lease accounting error adjustment recorded in the first quarter of 2005. We also note that similar disclosure is included in your Forms 8-K filed on April 21, 2005 and December 22,
2005. As required by SEC Release No. 33-8176, please disclose the following information in future filings:

* the reasons why management believes that presentation of the non-
GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

* to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



						William Choi
									Accounting Branch
Chief

Ms. Kathleen Mason
Tuesday Morning Corporation
December 30, 2005
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